Exhibit 99.6

NICE Fizzback Receives 2013 CRM Excellence Award from TMC
CUSTOMER Magazine

NICE is recognized for its innovative customer feedback solution that enables enterprises to capture and act on the voice of the customer

RA’ANANA, ISRAEL, June 19, 2013 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of a TMC CUSTOMER magazine 2013 CRM Excellence Award for its NICE Fizzback Voice of the Customer solution. NICE Fizzback captures and analyzes real-time customer feedback, enabling organizations to gain insight into customer interactions, promptly act on customers’ comments and issues, and drive corrective actions to improve future interactions.

“We are honored to receive this award for NICE Fizzback, which reaffirms the value of this unique solution for the customer experience market,” said Yochai Rozenblat, President of the NICE Customer Interactions Group. “Companies rely on customer feedback to understand how well they meet customer expectations. But often, the feedback data they collect is too dated, too vague, or from too small a sample to affect change. Using feedback most effectively requires meaningful, timely information that spans all touch points and that’s clear enough to be acted upon.”

The NICE Fizzback Voice of the Customer solution offers measurable improvements in customer satisfaction and loyalty. According to case studies conducted by Fizzback, after implementing the solution, clients report a 56-point Net Promoter Score improvement in customer satisfaction and are able to recover up to 90 percent of dissatisfied customers within minutes after an interaction.

The solution uses a unique automated engagement system to create a conversation with customers through their feedback channel of choice. Immediately following a retail purchase, contact center interaction, or online experience, the system solicits customer feedback and applies sophisticated analytics to accurately categorize verbatim comments in order to identify the key drivers of customer satisfaction. This real-time feedback helps organizations drive a better customer experience.

"NICE Fizzback is truly innovative and has contributed to significant advancements in the customer experience industry," said Rich Tehrani, CEO, TMC. “We’re pleased this year to recognize this outstanding achievement with a TMC CRM Excellence Award.”

The TMC CRM Excellence Awards honor vendors that have proven to be true CRM partners to their customers and clients. It recognizes CRM products or services which have helped extend and expand the customer relationship. The award is based on hard data, facts and numbers demonstrating the improvements that the winner’s product has made in a client’s business. The TMC CRM Excellence Awards highlights are published in the May 2013 issue of TMC’s CUSTOMER magazine.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Anat Earon-Heilborn + 972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Messer Rozenblat, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.